# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: IREN Ltd, CIK 0001878848
CUSIP: Q4982L109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: LEVEL 5, 55 MARKET STREET, LEVEL 5, 55 MARKET STREET, SYDNEY, Australia (C3), 2000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000070858-26-000397
Filed by CIK 0000070858

## Reporting persons
- BANK OF AMERICA CORP /DE/: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,376,860; sole dispositive power 0; shared dispositive power 16,387,980; aggregate amount beneficially owned 16,387,980 (4.1% of the class)
  Comment: The security CUSIP corresponds to IREN Limited's Ordinary shares CUSIP International Numbering System (CINS). The beneficial ownership calculation relies on the 404,613,536 outstanding shares disclosed in the Form DEFA14A by the issuer on October 13, 2026, which reports share totals as of September 28, 2026.

## Item 1. Issuer
Name of issuer: IREN Ltd
Address of issuer's principal executive offices: LEVEL 5, 55 MARKET STREET, LEVEL 5, 55 MARKET STREET, SYDNEY, AUSTRALIA, 2000.

## Item 2. Person Filing
Name of person filing: BANK OF AMERICA CORP /DE/
Address of principal business office or, if none, residence:
100 N TRYON ST
CHARLOTTE, NC 28255
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 16,387,980.00
Percent of class: 4.1%
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 16,376,860.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 16,387,980.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This statement on Schedule 13G is being filed by Bank of America Corporation on behalf of itself and its wholly owned subsidiaries BofA Securities, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); Bank of America N.A., a bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c); Merrill Lynch International, a non-U.S. institution in accordance with section 240.13d-1(b)(1)(ii)(J); Merrill Lynch Pierce Fenner & Smith, Inc., a broker dealer registered under section 15 of the Act (15 U.S.C. 78o); and U.S. Trust Co of Delaware, a corporation which holding does not exceed one percent of the reported securities.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Monica Yako, Authorized Signatory (10/28/2026)